[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Confidential Treatment Requested by EWT Holdings I Corp.

Under 17 C.F.R. §200.83

Direct Line: (212) 859-8468

Fax: (212) 859-4000

andrew.barkan@friedfrank.com

September 22, 2017

VIA EDGAR

Pamela Long
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EWT Holdings I Corp.
Amendment 1 to Draft Registration Statement on Form S-1
Submitted August 31, 2017
CIK No. 1604643

Dear Ms. Long:

This letter sets forth the response of EWT Holdings I Corp. (the “Company”) to the comment letter, dated September 14, 2017 (the “September 14 Letter”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 1”), confidentially submitted on August 31, 2017. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently, the Company is confidentially submitting Pre-Effective Amendment No. 2 (the “Amended Registration Statement”). When indicated, the responses described below are contained in the Amended Registration Statement. References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

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Prospectus Summary, page 1

1.              We note your response to comment 1 of our letter dated August 14, 2017, and we reissue the comment. We are unable to locate throughout your Summary section disclosure responsive to our comment. Please revise throughout your Summary section, rather than amending existing bullet points at the end of your Summary, to provide balancing information and giving equal prominence to the risks and challenges you face.

Response:

The Company has revised the disclosure on pages 1 through 13, 80, 83, 124 through 136 and 138 of the Amended Registration Statement in response to the Staff’s comment.

Summary Consolidated Financial and Operating Data, page 19

2.              Based on the pro forma adjustments in note F on page 72, note K on page 74, and note P on page 75 in the pro forma financial statements, it is not clear to us how or why adjustments (a) and (d) to the non-GAAP financial measure, pro forma Adjusted EBITDA, for the year ended September 30, 2016 and the nine months ended June 30, 2017, are appropriate. It appears to us you may be eliminating the same expenses twice. Please advise or revise.

Response:

The Company has revised the disclosure on pages 2, 20, 22 and 125 of the Amended Registration Statement in response to the Staff’s comment.  Specifically, the Company has revised adjustment (d) as it pertains to pro forma Adjusted EBITDA for the fiscal year ended September 30, 2016 and the nine months ended June 30, 2017 to remove fees that are eliminated in notes K and P of the Company’s unaudited pro forma financial information, and has revised adjustment (e) as it pertains to pro forma Adjusted EBITDA for the fiscal year ended September 30, 2016 to remove transaction costs that are eliminated in note F of the Company’s unaudited pro forma financial information. The Company respectfully advises the Staff that it has not made any revision to adjustment (a) as it pertains to pro forma Adjusted EBITDA because there were no duplicative amounts eliminated in that adjustment.

3.              We have reviewed your response to comment 9 of our letter dated August 14, 2017; however, it remains unclear to us how the amounts in adjustments (a), (e) and (f) to the non-GAAP financial measure, Adjusted EBITDA, were determined or how they reconcile to other disclosures in your filing. Please advise or revise.

Response:

In response to the Staff’s comment to clarify how the amounts in adjustments (a), (e), and (f) to Adjusted EBITDA were determined, the Company has revised the disclosure on pages 22, 23, 88 and 89 of the Amended Registration Statement to quantify and further describe the components that aggregate to the total adjustments included in its determination of the non-GAAP financial measure.

Further, in order to clarify how the amounts in adjustments (a), (e) and (f) to Adjusted EBITDA were determined and reconcile to other disclosures in its filing, the Company is supplementally providing the Staff with the following reconciliations of these adjustments to the applicable line items in

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the Company’s consolidated financial statements for each of the historical periods presented in the Amended Registration Statement:

The amounts set forth in adjustment (a) to Adjusted EBITDA are contained within the following line items of the consolidated financial statements included in the Amended Registration Statement:

Financial Statement Line Item (amounts in millions)	Successor Period January 16, 2014 — September 30, 2014	Fiscal Year Ended September 30, 2015	Fiscal Year Ended September 30, 2016	Nine Months Ended June 30, 2016	Nine Months Ended June 30, 2017
Cost of product sales	$20.6	$20.5	$20.8	$9.6	$11.4
Research and development expense	0.9	0.5	2.3	1.5	0.3
Sales and marketing expense	4.5	1.1	8.2	2.3	10.5
General and administrative expense	15.0	10.4	10.4	3.5	14.2
Other operating expense	—	0.03	1.4	1.3	—
Total	$41.0	$32.8	$43.1	$18.2	$36.4

The amounts set forth in adjustment (e) to Adjusted EBITDA are contained within the following line items of the consolidated financial statements included in the Amended Registration Statement:

Financial Statement Line Item (amounts in millions)	Successor Period January 16, 2014 — September 30, 2014	Fiscal Year Ended September 30, 2015	Fiscal Year Ended September 30, 2016	Nine Months Ended June 30, 2016	Nine Months Ended June 30, 2017
Cost of product sales	—	—	$0.7	$0.2	$0.6
Research and development expense	—	—	0.03	0.03	—
General and administrative expense	$10.1	—	4.7	3.7	5.1
Total	$10.1	—	$5.4	$3.9	$5.7

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The amounts set forth in adjustment (f) to Adjusted EBITDA are contained within the following line items of the consolidated financial statements included in the Amended Registration Statement:

Financial Statement Line Item (amounts in millions)	Successor Period January 16, 2014 — September 30, 2014	Fiscal Year Ended September 30, 2015	Fiscal Year Ended September 30, 2016	Nine Months Ended June 30, 2016	Nine Months Ended June 30, 2017
Cost of product sales	$5.1	$1.1	$1.0	$0.8	$0.5
Research and development expense	—	—	0.03	0.03	—
Sales and marketing expense	1.0	—	—	—	—
General and administrative expense	7.7	25.6	0.8	0.5	0.2
Other operating (income)	—	(0.3)	(3.7)	—	—
Total	$13.8	$26.4	$(1.9)	$1.3	$0.7

Except as set forth in the response to the Staff’s comment 2 above, the adjustment amounts for pro forma Adjusted EBITDA for the fiscal year ended September 30, 2016 and the nine months ended June 30, 2017 are identical to the adjustment amounts for historical Adjusted EBITDA for the same periods set forth in the tables above.

All of the components in adjustments (a), (e) and (f) described above are reflected within corporate activities in the Company’s segment reporting, as further described in Note 21 to the Company’s audited consolidated financial statements included in the Amended Registration Statement, as these amounts represent certain administrative and other operating expenses and other items that have not been allocated to any of the Company’s three reportable segments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Results of Operations, page 89

4.              We have reviewed your response to comment 10 of our letter dated August 14, 2017. As previously requested, please enhance your discussion of results of operations to separately disclose and discuss changes in revenues and cost of sales from products and revenues and cost of sales from services during each period presented. Your current disclosures discuss gross profit but do not separately disclose and discuss gross profit margins from products and from services and the reasons for changes between periods. Refer to Item 303(a)(3) of Regulation S-K.

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Response:

The Company has revised the disclosure on pages 91, 92, 98 through 100 and 105 through 107 of the Amended Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 107

Cash Flows, page 109

5.              We have reviewed your response to comment 12 of our letter dated August 14, 2017. As we previously requested, please further enhance your disclosures to provide a more robust discussion of changes in operating, investing and financing cash flows during each period presented. Your discussion should focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Your revised discussions should not only quantify the impact of the line item(s) that contributed to changes but should also explain the reasons for fluctuations. For example, it appears there were material changes related to numerous line items within operating cash flows for the year ended September 30, 2016 as compared to the year ended September 30, 2015; however, your disclosures only generally discuss increased working capital needs and increased accrued restructuring expenses. Refer to SEC Interpretive Release No. 33-8350.

Response:

The Company has revised the disclosure on pages 113 through 116 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements for the Year Ended September 30, 2016

Schedule I, page F-51

6.              We have reviewed your response to comment 11 of our letter dated August 14, 2017. Please reconcile the differences between consolidated and parent company equity reflected in your financial statements.

Response:

The Company respectfully advises the Staff that the difference between consolidated equity and parent company equity is related solely to the amounts reflected in accumulated other comprehensive loss of $(4.5) million and $(10.7) million in the Company’s consolidated balance sheet as of September 30, 2015 and 2016, respectively. The components of accumulated other comprehensive loss in the Company’s consolidated balance sheet consist of foreign currency translation adjustments and changes in pension liabilities, net of tax, neither of which are directly attributable to the parent company.

Financial Statements for the Period Ended June 30, 2017

3. Acquisitions and Divestures, page F-69

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7.              For acquisitions that occurred during the current interim period, please demonstrate to us how you determined no additional historical financial statements are required based on the income test in Rule 3-05 of Regulation S-X.

Response:

The Company respectfully advises the Staff that, with respect to the Company’s acquisition of ADI Systems on June 30, 2017, prior to submitting its initial draft Registration Statement to the Staff, the Company requested, and, on July 10, 2017, the Staff granted, a waiver from the requirement to include financial statements that would otherwise have been required under Regulation S-X.

As disclosed in Note 3 to the Company’s unaudited condensed consolidated financial statements for the nine months ended June 30, 2017 included in the Amended Registration Statement, in addition to the acquisition of ADI Systems, the Company also completed the acquisitions of (a) Environmental Treatment Services, Inc. (“ETS”) on November 1, 2016, (b) Noble Water Technologies (“Noble”) on May 9, 2017 and (c) Olson Irrigation Systems (“Olson”) on June 30, 2017.

In accordance with Rule 3-05 of Regulation S-X and the guidance in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) Topic 2 (Sections 2005-2030), the Company evaluated the pre-acquisition financial statement requirements for each of the ETS, Noble and Olson acquisitions that occurred during the current interim period based upon the asset, investment and income tests prescribed in Rule 1-02(w) of Regulation S-X. The Company also considered the requirements applicable to registration statements in Rule 3-05(b)(2)(i) of Regulation S-X and the guidance in Section 2035 of the FRM to determine whether the aggregate impact of any individually insignificant acquisitions since the date of the most recent audited balance sheet included in the Amended Registration Statement exceeded 50% for any of the three significance tests.

The results of the Company’s calculations to determine significance under Rule 3-05 of Regulation S-X for each of the ETS, Noble and Olson acquisitions, both individually and in the aggregate, are set forth below.

	ETS	Noble	Olson	Aggregate
Significance Test
Asset	0.21%	0.17%	0.28%	0.66%
Investment	0.83%	0.59%	0.73%	2.15%
Income (1)	12.53%	4.23%	6.47%	23.23%

(1)         Pursuant to the computational notes included within Rule 1-02(w) of Regulation S-X, the income test was calculated using the absolute value of the Company’s pre-tax loss for the fiscal year ended September 30, 2016 given that such amount was not 10% or more lower than the average of the Company’s pre-tax income for the last five fiscal years.

Based on the tests performed, the Company determined that none of the three above referenced acquisitions individually exceeded 20% for any of the three significance tests and, in the aggregate, the impact of the individually insignificant acquisitions did not exceed the 50% threshold for any of the three significance tests.  Accordingly, the Company concluded that additional financial statements for any of

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the ETS, Noble or Olson acquisitions are not required to be included in the Amended Registration Statement.

10. Product Warranties, page F-76

8.              We note warranty accruals declined during the two years ended September 30, 2016 and continued to decline during the nine months ended June 30, 2017 although revenues increased during each period. Please disclose and discuss how you determine warranty accruals and explain why amounts have declined during the periods presented.

Response:

As disclosed in Note 2 of the Company’s consolidated financial statements included in the Amended Registration Statement, the Company estimates its warranty obligations based on product warranty terms offered to customers, ongoing product failure rates, material usage and service delivery costs expected to be incurred in correcting a product failure. The overall decrease in the warranty accruals as of September 30, 2016 as compared to September 30, 2015 is attributable to improved product quality and better project execution over the same period, as well as the expiration of warranty periods for certain specific exposures related to discontinued products.

This favorable trend in the Company’s warranty experience has continued through the nine months ended June 30, 2017.  Furthermore, as a result of improved product performance in addition to efficiencies in material usage and service delivery costs, the Company has factored these favorable performance indicators into the warranty provisioning process.  Management believes the Company’s year-to-date June 30, 2017 warranty accruals is the best estimate of the Company’s warranty exposure.

The Company has revised the disclosure on pages F-29 and F-78 in response to the Staff’s comment to explain the reasons for declining amounts during the periods presented.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Benedict J. Stas (EWT Holdings I Corp.)
Vincent Grieco (EWT Holdings I Corp.)
Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)

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